VIA EDGAR AND FACSIMILE
September 9, 2009
Mr. Mark C. Shannon and Ms. Jennifer O’Brien
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Goldcorp Inc. Form 40-F for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009 Response Letter Dated June 23, 2009 File No. 001-12970
Dear Mr. Shannon and Ms. O’Brien:
Please accept this request for an extension to respond to your comment letter of August 27, 2009.
We are currently consulting with our auditors in order to ensure the completeness of our responses to these comments and are unable to finalize our responses within the timeframe provided. Therefore, we would propose to provide our written response to you on or before September 30th, 2009.
Should you have further questions, please address your letter to the undersigned.
Yours truly,

Lindsay Hall
Executive Vice President and Chief Financial Officer

cc:	James Barron Deloitte & Touche LLP

Mark Bennett and Jennifer Traub Cassels Brock & Blackwell LLP

David Stone Neal, Gerber & Eisenberg, LLP